Apollo Hospitals
CHENNAI
touching lives

Date: October 25, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

07028293

SUPPL

Dear Sir,

Sub : Information under Rule 12g3-2(b) - Allotment of 7,047,119 equity shares of Rs. 10/- each to Apax Mauritius FDI One Limited

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please be informed that the Meeting of the Share Allotment Committee is scheduled to be held on Friday, 26th October 2007 to approve, issue and allot 7,047,119 equity shares of Rs. 10/- each at a price of Rs. 605.07 per share to Apax Mauritius FDI One Limited.

Kindly take note of the same in your records.

PROCESSED
DEC 05 2007
THOMSON FINANCIAL

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

SUNEETA REDDY
EXECUTIVE DIRECTOR - FINANCE

IS/ISO 9001 : 2000

Apollo Hospitals
CHENNAI
touching lives

Date: October 25, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information under Rule 12g3-2(b) - Unaudited Financial Results for the quarter/ Half year ended 30th September 2007

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Further to our letter dated 23rd October 2007, we have published the Unaudited financial results of the Company for the quarter/half year ended 30th September 2007 in "The Economic Times" on 25th October 2007 and the copy of the same is enclosed herewith for your reference.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL.

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai-600 028.

25 Years

Apollo Hospitals

Unaudited Financial Results (Provisional) for the Quarter ended 30th September 2007

(Rs. in Millions)

S No.	Particulars	Quarter Ended Unaudited 30.9.2007	Quarter Ended Audited 30.9.2006	Half year Ended Unaudited 30.9.2007	Half year Ended Audited 30.9.2006	Year Ended Audited 31.03.2007
1	Income from Services	2809	2207	5307	4248	8910
2	Other Income	8	27	104	38	85
3	Total Income (1+2)	2817	2234	5411	4286	8995
4	Expenditure					
	(a) Increase/Decrease in Stock in trade					
	(b) Material consumption	1428	1124	2710	2157	4551
	(c) Employees Cost	412	305	761	595	1278
	(d) Depreciation	89	78	172	150	308
	(e) Other expenditure	105	97	202	189	365
	(f) General Administrative Expenses	344	292	638	554	1202
	(g) Selling and Distribution Expenses	31	22	70	34	96
	Total Expenditure	2409	1916	4551	3679	7800
5	Interest	52	45	87	74	164
6	Profit (+)/Loss(-) from Ordinary Activities before tax (3) - (4+5)	356	273	773	533	1031
7	Provision for Taxation					
	Current	118	94	221	169	288
	Previous	-	-	-	-	33
	Deferred	1	(2)	10	8	20
	Fringe Benefit tax	3	4	6	6	14
8	Net Profit (+) / Loss (-) from Ordinary Activities after tax (6-7)	236	177	536	350	676
9	Extraordinary Item (Profit on sale of equity shares held in The Lanka Hospitals Corporation Ltd)	-	325	-	325	325
10	Net Profit (+) /Loss (-) for the period (8+9)	236	502	536	675	1001
11	Paid-up equity share capital (Face value Rs.10/- per share)	516	506	516	506	516
12	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year	-		-		7017
13	EPS for the period for the year to date and for previous year					
	Before Extraordinary Item					
	Basic	*4.57	*3.50	*10.39	*6.91	13.28
	Diluted	*4.44	*3.43	*10.08	*6.78	13.04
	After Extraordinary Item					
	Basic	*4.57	*9.92	*10.39	*13.34	19.53
	Diluted	*4.44	*9.72	*10.08	*13.07	19.32
14	Total Public Shareholding (##)					
	(i) Number of Shares	30,628,442	30,525,697	30,628,442	30,525,697	29,942,892
	(ii) Percentage of Shareholding	59.31	60.33	59.31	60.33	57.99

* Not Annualised

\#\# Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by Promoters and Global Depositary Receipt Holders)

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 30th September 2007

(Rs. in Millions)

S No.	Particulars	Quarter Ended Unaudited 30.9.2007	Quarter Ended Audited 30.9.2006	Half year Ended Unaudited 30.9.2007	Half year Ended Audited 30.9.2006	Year Ended Audited 31.03.2007
1.	Segment Revenue (Net Sales / Income from each segment)					
	a) Healthcare Services	2336	2207	4439	4248	7598
	b) Pharmacy	473	-	868	-	1312
	c) Others	8	352	104	363	410
	SUB - TOTAL	2817	2559	5411	4611	9320
	Less : Intersegmental Revenue	-	-	-	-	-
	Net Sales / Income from Operations	2817	2559	5411	4611	9320
2.	Segment Results (profit (+) / loss(-) before Tax & Interest from each segment)					
	a) Healthcare Services	416	291	771	569	1121
	b) Pharmacy	(16)	-	(15)	-	(11)
	c) Others	8	352	104	363	410
	SUB - TOTAL	408	643	860	932	1520
	Less : (i) Interest (Net)	52	45	87	74	164
	(ii) Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
	Profit Before Tax	356	598	773	858	1356
3.	Capital Employed (Segment Assets-Segment Liabilities)					
	a) Healthcare Services	7997	7210	7997	7210	6833
	b) Pharmacy	611	-	611	-	362
	c) Others	1647	1332	1647	1332	1752
	TOTAL	10255	8542	10255	8542	8967

Notes :

1. The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 23rd October 2007.
2. Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 30th Sept.2007

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 30th June 2007	Recd. during the quarter	Disposed off during the quarter	Lying unresolved as on 30 Sep.2007
Nil	42	42	Nil

3. Previous quarter/period's figures have been regrouped/rearranged.
4. The above financial results are subject to Limited Review by the Auditors.

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LTD.

Place : Chennai
Date : October 23, 2007

DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN

Future plans Berkshire clone in India

Kala Vijayraghavan
MUMBAI

FUTURE Capital Holdings (FCH), the financial services arm of Future Group, is understood to be considering plans to set up an investment company on the lines of Warren Buffett's Berkshire Hathaway, people close to the situation said. The firm will have an initial corpus of Rs 2,000 crore and it will seek investment from both domestic and foreign institutional investors. The firm's aim will be to make long-term and strategic investment in listed companies.

Roopa Purushothaman who heads Future Capital Research is expected to play an important role in the new entity. Future Capital has already roped in R Srinivasan, portfolio manager, Principal PNB Asset Management Company with two of his colleagues to be part of the core team.



STOCK PICKING

The firm will have an initial corpus of Rs 2,000 crore and it will seek investment from both domestic and foreign institutional investors

Atul Kapur, a former MD with Goldman Sachs and earlier head of Indivision, Future Capital's private equity fund which invests in consumer-focused businesses will spearhead this initiative. Future Capital Holdings CEO & MD Sameer Sain declined to comment on the development.

In the early part of his career at Berkshire, Warren Buffett focused on long-term investments in publicly quoted stocks, but later turned to buying whole companies. Berkshire now owns a diverse range of businesses from candy production, retail, home furnishings, encyclopedias and insurance. Future Capital, which has just filed its prospectus for a public issue, already operates an asset advisory and private equity business. It manages an approximately $ 85 million domestic real estate fund Kshitij and advises international funds such as the $ 425 million Indivision and the $ 350 million Horizon realty fund. A $200 million hotel fund is also planned which has attracted investors like Lehman Brothers and Och-Ziff.

The move is a bid by Future Capital to raise money for expanding the consumer finance outlets, unlock shareholder value and incentivise its talent through stock options. Pantaloon Retail has a 61% stake FCH. Other global investors also include Goldman Sachs Private Equity Fund. The consumer credit business, Future Money includes the personal lending business.

kala.vijayraghavan@timesgroup.com

Betapharm blues drag DRL net by 4.5%

Beats St. Consensus of 40% Drop On Tax Break, Forex Gains

Our Bureau
HYDERABAD

DR REDDY'S Laboratories reported a 4.5% drop in net profit despite a one-time tax gain in the July-September quarter while its sales fell 37% year-on-year on the back of supply woes in Germany. The fall in profits and sales had been anticipated by investors partly because the company had enjoyed the one-time gains of US marketing rights on a couple of generic drugs in the comparable quarter a year ago and those benefits were not available during the latest quarter.

NOT ON THE SHELF

Betapharm has been grappling with supply chain problems from January 2007 as German supplier Salutas could not meet the demands

"The drop in sales in Germany was due to the supply constraints and rupee appreciation. We hope to tide over the problem and bounce back in FY09," vice-chairman GV Prasad told reporters. Betapharm, the German company Dr Reddy's acquired in 2006, had been affecting the latter's performance. Betapharm's revenues in the fiscal second quarter fell as it grappled with supply constraints, officials said. Net profit eased to Rs 267 crore in the quarter. Revenues stood at Rs 1,267 crore. This was only a 4% growth even if a revenue gain of Rs 781 crore on account of authorised generic rights in the same quarter a year ago were to be ignored. Analysts had expected the company to report a 37% fall in revenues and a 40% fall in net profit. They had not factored in the tax gain. The company wrote in a benefit of Rs 145 crore following a drop in Germany's corporate tax rate by 10% to 29%.

ECONOMIC TIMES 25/10/2007

Date: October 25, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information under Rule 12g3-2(b) - Secretarial Audit Report for the quarter ended 30th September 2007

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please find enclosed the Secretarial Audit Report for the quarter ended 30th September 2007 duly certified by Mrs.Lakshmmi Subramanian, Practising Company Secretary.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER - SECRETARIAL

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B Com., F C.S
P. SRIRAM, M.A., F C.S
Practising Company Secretaries

October 10, 2007

To,

All the Listed Stock Exchanges

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 30th September 2007
Ref: SEBI Circular No.D&CC/FITTC/CIR-16/2002

We are enclosing herewith the secretarial audit report of **M/s. APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter ended 30th September 2007.

Thanking You,

Yours faithfully,

For **M/s. Lakshmmi Subramanian & Associates**

Lakshmmi Subramanian
Senior Partner

"Murugesa Naicker Office Complex", 81, Greams Road, Chennai - 600 006.
Ph : 28292272, 28292273 Fax : 044-42142061, Cell : 9841015012, 9841047966
e-mail : srisecadmin@rediffmail.com,srisecadmin@airtelbroadband.in

SECRETARIAL AUDIT REPORT

1 For Quarter Ended	**30th September 2007**
2 ISIN:	INE437A01016
3 Face Value :	Rs.10/- per share
4 Name of the Company	**APOLLO HOSPITALS ENTERPRISE LIMITED**
5 Registered Office Address	NO.19, BISHOP GARDEN, RAJA ANNAMALAIPURAM, CHENNAI-600 028
6 Correspondence Address	APOLLO HOSPITALS ENTERPRISE LIMITED, ALI TOWERS, III FLOOR, NO.55, GREAMS ROAD, CHENNAI-600 006
7 Telephone & Fax Nos.	044-28290956
8 Email address	apolloshares@vsnl.net
9 Names of the Stock Exchanges where the company's securities are listed	Bombay Stock Exchange Ltd. National Stock Exchange Ltd.

	Number of shares	% of Total Issued Capital
10 Issued Capital	5,16,38,583	100%
11 Listed Capital (Exchange-wise) (as per company's records):		
Bombay Stock Exchange Ltd	5,16,38,583	
National Stock Exchange Ltd	5,16,38,583	
12 Held in dematerialized form in CDSL	52,50,602	10.17%
13 Held in dematerialized form in NSDL	4,16,45,121	80.65%
14 Physical	47,42,860	9.18%
15 Total No. of shares (12+13+14)	5,16,38,583	
16 Reasons for difference if any, between (10&11), (10&15), (11&15):	Not applicable	

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S.
CP No. 1087

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars***	No.of shares	Applied /Not Applied for listing	Listed on Stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. Appr. Pending for SE (specify Names)
	-----------	N	I	L	-----------	

***Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

18 Register of Members is Updated (Yes/No)	Yes
If not, updated up to which date	N.A
19. Reference of Previous Quarter with regards to excess dematerialized shares, if any	Nil
20. Has the company resolved the matter mentioned in Point No. 19 above in the current quarter? If not, reason why?	Not Applicable

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed after 21 Days	---------	Nil	------------
Pending for more than 21 days	---------	Nil	------------

22 Name, Telephone and Fax No. of the Compliance officer of the Co.	Mr. S.K.Venkataraman Chief Financial Officer and Company Secretary Ph: 044-28290679	
23 Name, Address, Tel .& Fax No., Regn. No of the Auditor	Mrs.Lakshmmi Subramanian, M/s.Lakshmmi Subramanian & Associates, "Murugesa Naicker Office Complex", 81, Greams Road, Chennai-600 006. C.P.No.1087 Ph: 28292272-73 Fax:52142061	
24 Appointment of common agency for share registry work	If yes (name & address)	M/s. Integrated Enterprises (India) Limited, 2nd Floor, Kences Towers, 1, Ramakrishna Street, North Usman Road, T.Nagar. Chennai-600 0017

25 Any other detail that the auditor may like to provide. (e.g. BIFR Company, delisting from SE, company changed its name etc.)

------------- Nil -----------------------

LAKSHMMI SUBRA... F.C.S
CP No. 1087

Phone : ...

Apollo Hospitals
CHENNAI
touching lives

Date: October 23, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information under Rule 12g3-2(b) - Unaudited Financial Results of the Company for the quarter ended 30th September 2007

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Further to our letter dated 11th October 2007, the Board of Directors at its meeting held on 23rd October 2007 approved the Unaudited Financial Results for the quarter/ half year ended 30th September 2007 as per the annexure enclosed. The above results shall be published in the newspaper as per the listing agreement.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited Financial Results (Provisional) for the Quarter ended 30th September 2007

(Rs.in Mio)

Sno	Particulars	Quarter Ended		Half year Ended		Audited
		Unaudited	Audited	Unaudited	Audited	Year Ended
		30.9.2007	30.9.2006	30.9.2007	30.9.2006	31.3.2007
1	Income from Services	2809	2207	5307	4248	8910
2	Other Income	8	27	104	38	85
3	Total Income (1+2)	2817	2234	5411	4286	8995
4	Expenditure					
	(a) Increase/Decrease in Stock in trade		-	-	-	-
	(b) Material consumption	1428	1124	2710	2157	4551
	(c) Employees Cost	412	305	761	595	1278
	(d) Depreciation	89	76	172	150	308
	(e) Other expenditure	105	97	202	189	365
	(f) General Administrative Expenses	344	292	636	554	1202
	(g) Selling and Distribution Expenses	31	22	70	34	96
	Total Expenditure	2409	1916	4551	3679	7800
5	Interest	52	45	87	74	164
6	Profit (+)/Loss(-) from Ordinary Activities before tax (3) - (4+5)	356	273	773	533	1031
7	Provision for Taxation					
	Current	116	94	221	169	288
	Previous	0	0	0	0	33
	Deferred	1	(2)	10	8	20
	Fringe Benefit tax	3	4	6	6	14
8	Net Profit (+) / Loss (-) from Ordinary Activities after tax (6-7)	236	177	536	350	676
9	Extraordinary Item (Profit on sale of equity held in The Lanka Hospitals Corporation Ltd)	-	325	-	325	325
10	Net Profit (+) / Loss (-) for the period (8+9)	236	502	536	675	1001
11	Paid-up equity share capital (Face value Rs.10/- per share)	516	506	516	506	516
12	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year					7017
13	EPS for the period for the year to date and for previous year					
	Before Extraordinary Item					
	Basic	*4.57	*3.50	*10.39	*6.91	13.26
	Diluted	*4.44	*3.43	*10.08	*6.78	13.04
	After Extraordinary Item					
	Basic	*4.57	*9.92	*10.39	*13.34	19.53
	Diluted	*4.44	*9.72	*10.08	*13.07	19.32
14	Total Public Shareholding (##)					
	(a) Number of Shares	30,628,442	30,525,697	30,628,442	30,525,697	29,942,892
	(b) Percentage of Shareholding	59.31	60.33	59.31	60.33	57.99

* Not Annualised

\## Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by Promoters and Global Depositary Receipt Holders)

Place : Chennai

Date : October 23, 2007

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 30th September 2007

(Rs in Mio)

	Quarter Ended		Half year Ended		Audited
	Unaudited	Audited	Unaudited	Audited	Year Ended
	30.9.2007	30.9.2006	30.9.2007	30.9.2006	31.3.2007
1.Segment Revenue (Net Sales / Income from each segment)					
a) Healthcare Services	2336	2207	4439	4248	7598
b) Pharmacy	473	--	868	--	1312
c) Others	8	352	104	363	410
SUB - TOTAL	2817	2559	5411	4611	9320
Less : Intersegmental Revenue	--	--	--	--	--
Net Sales / Income from Operations	2817	2559	5411	4611	9320
2. Segment Results (profit (+) / loss (-) before Tax and Interest from each segment)					
a) Healthcare Services	416	291	771	569	1121
b) Pharmacy	(16)	-	(15)	--	(11)
c) Others	8	352	104	363	410
SUB - TOTAL	408	643	860	932	1520
Less : (i)Interest (Net)	52	45	87	74	164
(ii)Other un-allocable expenditure net of un-allocable income	--	--	--	--	--
Profit Before Tax	356	598	773	858	1356
3. Capital Employed (Segment Assets-Segment Liabilities)					
a) Healthcare Services	7997	7210	7997	7210	6833
b) Pharmacy	611	-	611	-	382
c) Others	1647	1332	1647	1332	1752
TOTAL	10255	8542	10255	8542	8967

Notes :

1. The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 23rd October 2007
2. Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 30th Sept.2007

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 30th June 2007	Recd during the quarter	Disposed off during the quarter	Lying unresolved as on 30/09/2007
Nil	42	42	Nil

3. Previous quarter/period's figures have been regrouped/rearranged.
4. The above financial results are subject to Limited Review by the Auditors

By order of the Board

for APOLLO HOSPITALS ENTERPRISE LIMITED

DR. PRATHAP C REDDY

EXECUTIVE CHAIRMAN

For APOLLO HOSPITALS ENTERPRISE LIMITED

SUNEETA REDDY

Executive Director-Finance

Apollo Hospitals
CHENNAI
touching lives

Date: October 17, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information under Rule 12g3-2(b) - Allotment of Convertible Equity Share Warrants to Dr. Prathap C Reddy, Promoter of the Company

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

The Committee of Board of Directors at its meeting held today approved the allotment of 1,549,157 Equity Share Warrants to Dr. Prathap C Reddy, with each warrant convertible into one equity share of the Company of nominal value of Rs.10/- each at a price of Rs.497.69 which includes a premium of Rs. 487.69 per share. The warrants shall be convertible into equity shares at any time within 18 months from the date of allotment i.e., 18th April 2009.

Please take this on record.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

Apollo Hospitals
CHENNAI
touching lives

Date: October 17, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please be informed that the Committee is meeting on Friday, 19th October 2007 to approve the allotment of 1,549,157 warrants to Dr. Prathap C Reddy pursuant to the special resolution approved by the members at the EGM held on 6th October 2007.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

END

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028